SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

No.2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit Index

Exhibit Number

4.1	Form of 4.436% Senior Notes due 2028

4.2	Form of 4.688% Senior Notes due 2030

4.3	Form of 5.337% Senior Notes due 2035

5.3	Opinion of Mori Hamada & Matsumoto

5.4	Opinion of Sullivan & Cromwell LLP

23.4	Consent of Mori Hamada & Matsumoto (included in Exhibit 5.3)

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.4)

The registrant hereby incorporates Exhibits 4.1, 4.2, 4.3, 5.3 and 5.4 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-288166) of the registrant, filed with the Securities and Exchange Commission on June 20, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager, Finance Division

Date: July 2, 2025.